TRANSGLOBE ENERGY CORPORATION ANNOUNCES
Q3 2017 OPERATIONS UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, October 16, 2017 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an operational update. All dollar values are expressed in US dollars unless otherwise stated.
Highlights

•	Produced on average ~14.9 MBoepd (~12.2 MBopd Egypt, ~2.6 MBoepd Canada), down from Q2 due to well servicing in Egypt and voluntary shut-in of dry gas in Canada during September.

•
Sold ~793,000 barrels of entitlement crude oil in Egypt during the quarter through one tanker lifting (September) and direct sales to EGPC for net proceeds of ~$34.5 million (inclusive of realized hedging loss).

•	Drilled three Cardium Hz wells in Canada (July/Aug) and completed/frac’d/equipped (Sept/Oct) at an average cost of ~$1.75 million ($2.2 million Cdn) per well.

•
Commenced testing at South Alamein; Boraq 2 flowed at 1,140 Bopd from the AR-E formation during a short test to confirm productivity, rig currently moving to Boraq 5 to test the AR-G and AR-E formations.

•	Received approval on NWG development leases 2, 3 & 4 during September, initial production scheduled for Q4’17/Q1’18.
PRODUCTION
Corporate production in Q3 was impacted by delays in well servicing in Egypt during August/September and shut-in Canadian gas production during September due to low spot gas prices at AECO.
In Egypt, the Company released the workover/completion rig supporting the Eastern Desert operations in early August due to escalating safety and performance issues. A replacement rig was contracted and mobilized in late September to begin restoring approximately 1,500+ Bopd of shut-in production associated with pump/rod replacements. A second workover rig was contracted in early October for the Eastern Desert to accelerate removal of the backlog of well workovers. The second rig is expected to be operational in November following mobilization and certification.
In Canada, ~100 Boepd (~600 Mcfd) of dry gas was shut-in August 30 due to low spot AECO gas prices associated with system outages (expansion/maintenance) on the TransCanada system. In September, the Company hedged approximately 4,300 GJ/Day (~4.1 MMcfd) of Q4 gas production at $2.065 C/GJ. The 600 Mcfd of dry gas will remain shut-in until spot prices improve. The majority of the Company’s ~6.0 MMcfd of Canadian gas production is liquids rich gas or gas production associated with light oil production. This production will remain on stream as the majority of revenue is derived from oil and liquids sales.
Total Company production averaged approximately 14.9 MBoepd in the third quarter, comprised of 12.2 MBopd in Egypt and 2.6 MBoepd in Canada (57% light oil and liquids). The nine-month average production is approximately 16.0 Mboepd and the 2017 average production guidance of 15.5 to 16.5 Mboepd remains intact.
OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
In the Western Desert the Company mobilized a completion rig to South Alamein in September to commence a two well testing program at Boraq. The Boraq 2 well was re-entered and tested light oil from the AR-E channel to re-establish oil production prior to filing a development plan for the Boraq area. The short retest of Boraq 2 produced 550 bbls of oil over a 14 hour period. The well was flowing at an average rate of 1,140 Bopd of 35 API oil on a 64/64 inch choke over an 8 hour flow period prior to being shut in for buildup. Boraq 2 was shut in and suspended pending submission and approval of the Boraq development plan and a 20 year development lease. The workover rig is moving to the Boraq 5 well to begin completion and testing the two, log indicated oil zones encountered in the well (AR-G and AR-E). The testing of Boraq 5 is anticipated to be finished by mid-November.
In the Eastern Desert, the Company received approval for three development leases at North West Gharib (“NWG”) in September. The discoveries at NWG DL #2, #3 and #4 are scheduled to start production in Q4’17 and Q1’18. In addition, the Company is preparing to re-activate the drilling rig in Q4’17 to commence a drill program of up to four wells, planned for the Eastern Desert.
CANADA
The Company drilled and completed three horizontal Cardium oil wells in Harmattan during the quarter. The three horizontal wells were drilled during July/August and completed in September/October with 40 stage (15 t/stage) frac’s. The number of stages and size of the frac’s is more than double the average done on the Company’s existing Harmattan wells by the previous owner. The Company is optimistic the increased stimulation will result in higher production rates and ultimate oil recoveries for the project. The wells are being equipped and placed into production this month. The initial flow rates are very encouraging, although a 30 and 60 day average rate (IP 30/60) will be more representative of the ultimate potential of the wells. The Company expects to have initial production rates by year-end, following the frac flow back and clean up period. The three wells were drilled, completed and equipped for approximately $1.75 million ($2.2 million Cdn) per well. This is significantly below the initial estimated cost of Cdn $2.7 million per well.
In addition, the Company acquired 2.5 sections (1,600 acres) of Cardium rights in the Harmattan area at government land sales. The new lands have increased the Company’s internally estimated Cardium drilling location inventory by 8 to 10 locations.
MARKETING
In Egypt, the Company lifted and sold ~443,000 barrels of entitlement oil in September for proceeds of ~$21.5 million ($19.6 net of realized hedging loss). The quality differential to Brent has improved this year to approximately $8.00 per barrel as compared to the -$10 to -$15 differentials experienced during 2015 and 2016. This has resulted in a significant improvement to the current netbacks and future economics of Eastern Desert developments. In addition, the Company sold ~350,000 barrels of inventoried entitlement crude oil barrels to EGPC for $14.9 million for in-country operational expenses. Total Company oil inventories in Egypt were reduced to just under one million barrels as of September 30th. The fourth quarter oil lifting, originally scheduled for December, is now moved up to late November.
About TransGlobe
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.
Advisory on Forward-Looking Information and Statements
Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; the Company’s plans at South Alamein, to potentially file a development plan (including the expected timing thereof) the Company's initial drilling program at Harmattan, including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

Certain type curve information included to in this news release, including IP30, represents estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. This information is based on management-generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The information represents what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

The following abbreviations used in this press release have the meanings set forth below:
Bopd    barrels of oil per day
Boepd    barrels of oil equivalent per day
GJ/d    giga joules per day
$C/JG    Canadian dollars per giga joule

For further information, please contact: Investor Relations Telephone: 403.444.4787 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com